UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

(Rule 14d-100)

(Amendment No. 19)

Wright Medical Group N.V.

(Name of Subject Company (Issuer))

Stryker B.V.

(Offeror)

a direct, wholly owned subsidiary of

Stryker Delaware, Inc.

(Parent of Offeror)

a direct, wholly owned subsidiary of

Stryker Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,078,890,781.96	$529,440.02

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 128,533,733 ordinary shares, par value €0.03 per share, of Wright Medical Group N.V. multiplied by the offer consideration of $30.75 per share, (ii) the net offer consideration for 8,963,533 outstanding stock options with an exercise price less than $30.75 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $30.75 minus the weighted average exercise price for such stock options of $23.63 per share), (iii) 1,250,367 shares subject to issuance pursuant to restricted stock units, multiplied by the offer consideration of $30.75 per share and (iv) 787,296 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $30.75 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of December 11, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$529,440.02	Filing Party:	Stryker B.V., Stryker Delaware, Inc. and Stryker Corporation

Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 19 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on December 13, 2019 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), for all outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”) at a price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference into all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at 5:00 p.m., Eastern Time, on November 10, 2020. The Depositary has advised Stryker and Purchaser that, as of 5:00 p.m., Eastern Time, on November 10, 2020, 124,901,861 Shares, representing approximately 96% of the outstanding Shares, were validly tendered pursuant to the Offer and not properly withdrawn. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Mergers pursuant to the Purchase Agreement, and following the Acceptance Time, on November 11, 2020, Wright and Purchaser completed the Mergers whereby (i) Wright merged with and into Wright Luxembourg with Wright Luxembourg surviving the merger, (ii) Wright Luxembourg merged with and into Wright Bermuda with Wright Bermuda surviving the merger, and (iii) Stryker Unite, Ltd., a Bermuda exempted company that was formed by Stryker as a wholly-owned subsidiary of Purchaser, merged with and into Wright Bermuda with Wright Bermuda surviving the merger.

As a result of the Mergers, each Share held by Wright shareholders who did not tender their Shares pursuant to the Offer was converted into the right to receive an amount in cash equal to the Offer Consideration, less applicable withholding taxes. As described in the Offer to Purchase, the paying agent for the Mergers will deduct and withhold Dutch dividend withholding tax (dividendbelasting) from the merger consideration in an amount equal to $1.85 (“Dutch Exit Tax Amount”) for each Share exchanged for cash in the Mergers and will retain the Dutch Exit Tax Amount so withheld until January 1, 2022 or such earlier date as directed by Stryker in writing. Stryker will notify the paying agent in writing on or prior to January 1, 2022 to either (i) remit the Dutch Exit Tax Amount to the appropriate Dutch governmental authority if the legislative proposal (the Emergency Act on Conditional Final Dividend Withholding Tax Levy (Spoedwet conditionele eindafrekening dividendbelasting) that has been submitted to the Dutch parliament or any replacement legislative proposal with substantially the same scope (the “Proposal”) is enacted prior to January 1, 2022 (the “Dutch Exit Tax”) or (ii) remit the applicable amount of the Dutch Exit Tax Amount to each former holder of Shares whose Shares were exchanged for cash in the Mergers, if (a) the Proposal has not been enacted prior to January 1, 2022, or (b) the Dutch Exit Tax is enacted prior to January 1, 2022, but no Dutch dividend tax withholding was required to be withheld.

Upon completion of the Mergers, Wright Bermuda became an indirect, wholly-owned subsidiary of Stryker. The Shares ceased trading on Nasdaq prior to the opening of trading on November 11, 2020, and will be delisted from Nasdaq and deregistered under the Exchange Act.

The full text of the press release issued by Stryker on November 10, 2020 announcing the expiration of the Offer and its intent to effectuate the Mergers is attached hereto as Exhibit (a)(5)(R) and is incorporated by reference herein.

The full text of the press release issued by Stryker on November 11, 2020 announcing the completion of the Offer and Mergers is attached hereto as Exhibit (a)(5)(S) and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(R)	Press Release, dated November 10, 2020

(a)(5)(S)	Press Release, dated November 11, 2020

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	[Reserved]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(5)(A)	Press Release, dated November 4, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(B)	Investor Presentation, dated November 4, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(C)	Conference call transcript, dated November 4, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(D)	Social media post, dated November 4, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(E)	Presentation to Wright Employees, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(a)(5)(F)	Transcript of presentation by Wright and Stryker management to Wright employees held on November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 18, 2019)

(a)(5)(G)	Class Action Complaint, dated January 15, 2020 (Thompson v. Wright Medical Group N.V., et al.) (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9 filed by Wright Medical Group N.V. with the United States Securities and Exchange Commission on January 21, 2020)

(a)(5)(H)	Press Release, dated February 26, 2020 *

(a)(5)(I)	Social media posts, dated March 18, 2020 *

(a)(5(J)	Press Release, dated April 27, 2020 *

(a)(5)(K)	Press Release, dated June 29, 2020 *

(a)(5)(L)	Press Release, dated August 28, 2020 *

(a)(5)(M)	Press Release, dated September 29, 2020 *

(a)(5)(N)	Press Release, dated October 13, 2020 *

(a)(5)(O)	Letter from Stryker to Wright shareholders *

(a)(5)(P)	Press Release, dated October 26, 2020 *

(a)(5)(Q)	Press Release, dated November 4, 2020 *

(a)(5)(R)	Press Release, dated November 10, 2020

(a)(5)(S)	Press Release, dated November 11, 2020

(d)(1)	Purchase Agreement, dated as of November 4, 2019, by and among Stryker Corporation, Stryker, B.V. and Wright Medical Group N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

Exhibit No.	Description

(d)(2)	Confidentiality Agreement, dated September 22, 2019, by and between Stryker Corporation and Wright Medical Group N.V. *

(d)(3)	Offer Letter, dated September 18, 2020, by and between Stryker Employment Company, LLC and Patrick Fisher *

(d)(4)	Offer Letter, dated September 17, 2020, by and between Stryker Employment Company, LLC and Timothy Lanier *

(d)(5)	Offer Letter, dated September 16, 2020, by and between Stryker Employment Company, LLC and Kevin Smith *

(d)(6)	Offer Letter, dated September 29, 2020, by and between Stryker Employment Company, LLC and Steven Wallace *

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2020

Stryker B.V.

By:	/s/ Spencer Stiles
Name: Spencer Stiles
Title: Managing Director

By:	/s/ Stuart Silk
Name: Stuart Silk
Title: Managing Director

Stryker Delaware, Inc.

By:	/s/ Spencer Stiles
Name: Spencer Stiles
Title: President

Stryker Corporation

By:	/s/ Timothy J. Scannell
Name: Timothy J. Scannell
Title: President and Chief Operating Officer